Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

April 27, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number 0001193125-18-050406) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”) on February 20, 2018 to, among other things, include certain updates in connection with sub-adviser changes for Transamerica Greystone International Growth VP and Transamerica Multi-Manager Alternative Strategies VP (Transamerica Greystone International Growth VP and Transamerica Multi-Manager Alternative Strategies VP, each a “Portfolio” and together, the “Portfolios”). The Staff’s comments were conveyed to the Registrant on April 3, 2018.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Transamerica Greystone International Growth VP (formerly, Transamerica MFS International Equity VP):

1.	Principal Investment Strategies: The Staff notes that the Portfolio invests in convertible securities. Accordingly, if the Portfolio invests or expects to invest in contingent convertible securities (“CoCos”), please review the disclosure and revise as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explaining supplementally whether the Portfolio intends to invest or currently invests in CoCos and the current amount of investment.

Response: The Registrant confirms that the Portfolio does not currently invest or intend to invest in contingent convertible securities.

2.	Principal Investment Strategies: The Staff requests that the Registrant confirm if the Portfolio invests a significant percentage (25% or more) of its total assets in an industry or group of industries, and if so, identify those industries and disclose the associated risks

Response: Pursuant to its fundamental policy on concentration, the Portfolio “may not make any investment if, as a result, the portfolio’s investments will be concentrated in any one industry, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time.” The Registrant believes the current disclosure is appropriate as such significant industry or group of industries concentrations are not applicable to the Portfolio.

3.	Principal Risks: Please revise the “Active Trading” risk factor to remove the following disclosure: “... and may generate greater amounts of net short-term capital gains, which, for shareholders holding shares in taxable accounts, would generally be subject to tax at ordinary income tax rates upon distribution.” The Staff notes that this disclosure is not applicable to an insurance fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Principal Investment Strategies/Principal Risks: Please add relevant corresponding disclosure to the Portfolio’s Principal Investment Strategies to the extent that the Portfolio focuses investments in certain countries, regions, sectors or industries, as well as their relevant risk factors.

Response: The Registrant believes the current disclosure is appropriate.

Transamerica Multi-Manager Alternative Strategies VP

5.	Principal Investment Strategies: Please add disclosure to clarify how the Portfolio will consider the investments of its underlying investment companies when determining the Portfolio’s compliance with its concentration policy.

Response: The Registrant has added SAI disclosure consistent with the Staff’s comment.

6.	Principal Risks: Please add “Futures” risk disclosure to the Principal Risks section of the Portfolio.

Response: The Registrant believes that the current “Derivatives” principal risk disclosure addresses the risks of investing in derivatives, including futures. The Registrant notes that the “More the on Risks of Investing in Each Portfolio” section of the prospectus includes additional “Derivatives” risk disclosure, including disclosure specific to the risks associated with futures.

7.	Principal Investment Strategies/Principal Risks: As the Portfolio includes “Energy Sector” risk as a principal risk, please revise the disclosure to reflect that investing in the energy sector is a principal investment strategy of the Portfolio. If investing in the energy sector is not a principal investment strategy, please remove “Energy Sector” from the “Principal Risks” section.

Response: The Registrant notes that the “Energy Sector” risk is included as an indirect principal risk for the Portfolio resulting from the Portfolio’s investment in underlying funds which may invest in the energy sector through, for example, master limited partnerships and other natural resource investments which are discussed in the Principal Investment Strategies section. Therefore, the Registrant believes that the current disclosure is appropriate.

8.	Principal Risks: Please consider that the Portfolio’s principal risk disclosure does not describe certain risks related to bank loans, including that investments in bank loans may not be considered securities and have the protections afforded by federal securities laws. Additionally, the Staff notes that the risk disclosure with respect to bank loans also does not address the potential for settlement periods greater than seven days that could prevent investors from being paid in a timely manner or that the Portfolio may incur losses in order to pay redemption proceeds.

Response: The Registrant believes that the current principal risk disclosure appropriately discloses the settlement risk associated with bank loans. The Registrant notes that the Item 9 “Loans” risk addresses the uncertain status of bank loans as securities and available protections under federal securities law.

9.	Fees and Expenses – Annual Fund Operating Expenses: Please supplementally confirm that expenses on securities sold short is included in the line item “Other expenses” for the Portfolio.

Response: The Registrant notes that the Portfolio does not directly engage in the short selling of securities.

General Prospectus Comments:

10.	Principal Investment Strategies/Principal Risks: Please identify the corresponding strategy or investments giving rise to the “Liquidity” principal risk factor for each Portfolio.

Response: The Registrant believes “Liquidity” risk is an appropriate principal risk for Transamerica Greystone International Growth VP due to its ability to invest in, among other things, small cap companies and emerging market companies and for Transamerica Multi-Manager Alternative Strategies VP due to the nature of the investments by certain of the underlying funds in which the Portfolio may invest, such as micro-cap stocks and international small cap stocks.

11.	More on the Risks of Investing in Each Portfolio: Please revise the “More on the Risks of Investing in Each Portfolio” section of the prospectus to clarify the risks that apply to each Portfolio.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

12.	More on the Risks of Investing in Each Portfolio: The Staff notes that “futures” are the only type of derivative investment discussed in the Portfolios’ principal investment strategies. Please revise so that the risk disclosure only contains derivative investments that are relevant to each Portfolio’s investment strategy.

Response: The Registrant considers the current disclosure appropriate and notes that Transamerica Multi-Manager Alternative Strategies VP may be exposed to other types of derivatives through its investments in underlying funds.

13.	More on Certain Additional Risks: With respect to the disclosure in “Securities Lending” risk that “[e]ach portfolio . . . may lend securities to other financial institutions that provide cash, cash equivalents or U.S. government or agency securities as collateral,” the Staff notes that the term “cash equivalents,” is too broad in this context, and that only cash and securities of the U.S. Government and its agencies, as well as irrevocable bank standby letters of credit not issued by the Portfolios’ bank lending agent may be used as collateral. Please revise the “Securities Lending” risk to provide clarification.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

14.	Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information”, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder.”

Response: The Registrant believes that the disclosure is accurate.

SAI Comments

15.	Additional Information about Fundamental Investment Policies: Please delete the sentence, “A type of investment will not be considered to be an industry under the policy”. The Staff notes that every investment must be considered to be in some industry, other than permitted exclusions as noted.

Response: The Registrant has revised the sentence in question in response to the Staff’s comment.

16.	Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each Portfolio’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

Please call (727) 229-1311 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

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